As filed with the Securities and Exchange Commission on February 12, 2003



                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                         For the month of February 2003
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                        MODERN TIMES GROUP MTG AB (publ)

                   Skeppsbron 18, S-103 13, Stockholm, Sweden

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

         Form 20-F...X...                             Form 40-F......


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

         Yes......                                    No...X....


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
..............................N/A................................................

                             MODERN TIMES GROUP Logo

               MODERN TIMES GROUP MTG ABFINANCIAL RESULTS FOR THE
                         PERIOD JANUARY - DECEMBER 2002

Stockholm, February 12, 2003 - Modern Times Group MTG AB ("MTG")
(Stockholmsborsen: MTGA, MTGB; Nasdaq: MTGNY), the international media group, today announced its preliminary financial results for the full year and fourth quarter of 2002, ending December 31, 2002.

o Net sales of SEK 1,730 (1,852) million for the quarter and operating income before non-recurring items of SEK 192 (225) million, resulting in an operating margin of 11%.

o Net sales of SEK 6,023 (6,402) million for the full year and operating income before non-recurring items of SEK 230 (375) million, resulting in an operating margin of 4%.

o Non-recurring items of SEK -126 million for the quarter and SEK 37 for the full year, including a capital gain of SEK 163 million, a provision of SEK 96 million for closures and write offs, and SEK 30 million in sponsorship costs for Victory Challenge.

o SEK 423 million increase in operating free cash flow to SEK 345 (-78) million for the full year, or SEK 5.20 (-1.18) in operating free cash flow per share for the full year.

o The number of digital subscribers increased during the quarter to 617,000; more than doubling of Pay-TV operating income to SEK 352 (164) million for the full year.


                                                                    2002           2001       2002         2001
                                                                 Oct-Dec        Oct-Dec    Jan-Dec      Jan-Dec
SEK million

Net sales                                                          1,730        1,852        6,023        6,402
Earnings before depreciation, amortization and non-recurring         257          289          476          611
Operating income before non-recurring items                          192          225          230          375
Non-recurring items                                                 -126          -15           37          -15
Operating income                                                      66          210          267          360
Net interest and other financial costs                               -29          -43         -105         -123
Unrealised exchange rate costs                                       -59           72         -134           13
Pre tax profit                                                       -22          239           28          250
Profit after tax                                                     -94          113          -67          121
Earnings per share (SEK)                                           -1.42         1.70        -1.00         1.82
Number of shares outstanding                                  66,375,156   66,375,156   66,375,156   66,375,156

Hans-Holger Albrecht, President and CEO of MTG, commented: "2002 was one of the worst years for media companies around the world. MTG has managed that period well by focusing on generating free cash flow, reducing the cost base and closing down non-core loss making operations. Despite the non-recurring costs included in the results, the Group has delivered a positive EBIT result and has a strong balance sheet. The combination of free cash flow generation and the clean new structure places MTG in a strong position moving into 2003."

"The problems we experienced in 2002, with weak advertising markets, lower ratings for TV3 Scandinavia, reduced sales efficiency and piracy, have all been addressed during the fourth quarter. TV3 is again gaining market share against its rivals, and advertising markets are showing signs of stability. NDS has been chosen as the new pay-TV conditional access technology supplier, subject to contract, and the implementation work started two months ago. Last, but not least, we have recruited a number of new internationally experienced managers."


OPERATING REVIEW

MTG is an international media company with principal operations in eight countries in the Scandinavian and the Baltic regions. A number of MTG's subsidiaries also operate in more than 30 countries around the world. MTG is the largest Free-to air TV broadcaster in the Nordic and Baltic regions, as well as one of the largest DTH Pay-TV operators in Europe. MTG is one of the leading Reality-TV producers in the international market and the global market leader in subtitling and dubbing. MTG is also the largest commercial radio operator in northern Europe.


Viasat Broadcasting
Viasat Broadcasting produces and broadcasts 21 TV-channels in nine countries, including the leading TV3 and TV1000 branded channels. Viasat's Scandinavian TV channel formats have been successfully exported to the Baltic countries and then introduced to new high growth markets in Hungary and Russia. 52% of Viasat Broadcastings revenue in 2002 was derived from the sale of subscriptions and interactive services and 46% from advertising revenues. Viasat generated SEK 1,600 million in sales of subscriptions to its own packages as well as SEK 618 million in wholesale revenues from the sale of its channels to third party cable networks in 2002.

Free to air TV
Viasat's free to air TV businesses reported revenues of SEK 780 (802) million for the fourth quarter and SEK 2,506 (2,651) million for the full year, and operating income of SEK 89 (183) million for the fourth quarter and SEK 57 (337) million for the full year.

This reflected the weakness in the Scandinavian advertising markets, particularly in Sweden and Norway. TV3 Scandinavia also reported lower ratings and reduced levels of sales efficiency during the year, resulting in a 9% year on year decline in revenues in the fourth quarter. Action has been taken by increasing programming investments since the beginning of the Fall, which has resulted in increasing commercial share of viewing across Scandinavia. New management is in place and sales efficiency and training are top priorities.

The new schedules introduced at the beginning of the Fall focused on the important evening prime time viewing period, which accounts for two thirds of committed advertising spend. TV3 Sweden achieved a number of ratings successes in the quarter including MTG's own produced reality TV format 'Fame Factory', which significantly outperformed rival channels' acquired international reality TV and drama series programming. The Final show of the series achieved a more than 45% share of viewing amongst the target 15-44 year old female group in the satellite universe, and a second series is already being aired on TV3 Sweden this Spring. The MTG format, 'Insider', recorded all time high ratings on TV3 Sweden for an own-produced documentary with a 40% commercial share of viewing. Viasat's acquired movies also performed strongly, with the top-rating movie attracting a record of 1.1 million viewers on TV3 Sweden in December. The MTG produced 'Survivor' format has continued to achieve exceptional ratings on TV3 Denmark and TV3 Norway, as have the Champion's League matches, which attracted a peak of 561,000 viewers or 51,7% commercial share of viewing, during the match between Rosenborg and Milan aired on TV3 Norway in September 2002. Viasat has reacquired the rights to the Champion's League for the next three seasons in Sweden, Norway, Denmark and Hungary and also renewed its rights to the Ice Hockey World Championship, which consistently achieves the highest ratings on TV3 each year.

In contrast, Viasat nearly doubled its advertising sales in Eastern Europe during the year, with the operations in Estonia, Latvia, Lithuania, Hungary and Russia all growing strongly. TV3 in the Baltics reported continued strong sales growth, up 26% in the quarter and 36% for the full year. The Estonian operations were fully consolidated in 2002 for the first time following the acquisition of minority shareholdings at the beginning of the year. The Baltic operations were profitable for the first time on an annual basis in 2002, reporting operating income of SEK 39 (-3) million. Operating income for the three TV3 Baltic channels in the fourth quarter almost doubled to SEK 30 (16) million, equivalent to an operating margin of 37%. All three channels are broadcast via national terrestrial networks and have over 95% penetration and TV3 is the largest channel in the Baltics.

Viasat3 in Hungary reported an average share of viewing of 2.5% and the channel more than doubled its revenues to SEK 5 million for the quarter. Operating losses for the channel were down for the full year but increased in the fourth quarter as the channel invested in additional programming and promotional campaigns to increase market share.

The Russian TV advertising market continued to show strong growth, and was reported to be up by 76% year on year in 2002. Darial TV was successfully re-branded as DTV and increased its share of viewing to a peak of 0.9% in the fourth quarter. Sales were up by SEK 6 million to SEK 7 (1) million in the fourth quarter. The Russian Press Ministry is due to decide on the renewal of the DTV licence during the first quarter. MTG owns a 37% share in profitable StoryFirst Communications, Inc., which controls Russia's second largest commercial TV network, CTC. StoryFirst is expected to have generated US$ 60 million in revenue and US$ 14 million in EBITDA in 2002. MTG's participation in StoryFirst has therefore resulted in income from associates of SEK 27 million for the year, after goodwill depreciation.

MTG reduced its shareholding in Swedish commercial TV broadcaster 'TV4' by one million shares in May 2002, which gave rise to a capital gain of SEK 163 million. MTG's shareholding in TV4 was thereby reduced to 3,020,013 shares or 15.1% of the share capital, resulting in MTG's participation in the earnings of TV4 only being consolidated until May 2002.

Pay TV
The Pay TV operations reported net revenues of SEK 549 (690) million in the fourth quarter and SEK 2,166 (2,227) for the full year. This reflected the lower net addition of new subscribers during the year, which resulted from higher churn rates due primarily to piracy. However, operating income for the Pay-TV operations more than doubled for the full year to SEK 352 (164) million and increased by 70% in the fourth quarter to SEK 117 (69) million, reflecting increased margins as the digital subscriber base matured.

The anti-piracy measures implemented during the year resulted in the net addition of 28,000 new digital subscribers in the fourth quarter, including a stable development in the number of premium Viasat Gold subscribers during the fourth quarter. NDS has been chosen to deliver new conditional access encryption technology, subject to contract, and the implementation process has already started. Viasat thereby expects to solve the piracy issue. The total number of digital subscribers increased to 617,000 by the end of the quarter. The number of total cardholders declined from 1,017,000 to 994,000, reflecting the ongoing migration to the digital multi-channel environment. Low price digital set-top box campaigns will be launched during the spring in order to further increase penetration.

Viasat further strengthened its offering during the quarter with the announcement of the addition of the world's leading family entertainment channel
- The Disney channel - to the Viasat premium package of 28 channels.

'000 subscribers                      31 December 2002      30 September 2002
                                      ----------------      -----------------

Digital premium subscribers                        451                    453
   Gold package                                    425                    426
   Silver package                                   26                     27
Digital basic subscribers                          166                    136
Total digital subscribers                          617                    589

Average revenue per digital premium subscriber (ARPU) increased by 9% year on year in the fourth quarter to SEK 779 and by 9% year on year in the full year to SEK 2,926. Viasat raised the price of the Gold premium package to SEK 269 per month during the Fall, which is expected to positively impact on the premium ARPU gradually through 2003.

The number of TV1000 subscribers increased to 499,000 by the end of the quarter from 484,000 at the beginning of the quarter. The premium TV1000 channels reported a 4% increase in revenues for the year to SEK 768 (738) million and were profitable for the first time on an annual basis. TV1000 reported operating profits of SEK 107 (-68) million in 2002.

The consolidated 'Viasat Broadcasting' Business area reported net sales of SEK 1,252 (1,392) million for the fourth quarter and SEK 4,353 (4,553) million for the full year. The Business area reported operating income of SEK 217 (248) million for the fourth quarter and SEK 408 (478) million for the full year.

Modern Studios
Modern Studios comprises MTG's content production, distribution and sales companies, which include the leading international reality TV production house 'Strix Television', the leading Swedish feature film producer and distributor 'Sonet Film', the Los Angeles based 'Modern Entertainment' movie rights company with a rights library of over 500 film titles, and the boxing promotion company 'Modern Sports and Events'.

Strix is currently producing or co-producing nine reality TV formats in three countries, and has sold 80 options or licenses to its formats to broadcasters in 40 countries around the world. One of the most successful new formats in 2003, 'Harem', attracted a 29% share of viewing for its final show on leading French TV channel M6, thereby doubling M6's average number of prime time viewers. Strix's sales were up by 12% in the fourth quarter to SEK 110 million and the company reported an operating margin of 15% in the quarter.

Sonet's Fall box office schedule has been highly successful, with box office successes such as 'Grabben i graven bredvid' - the number one ranked Swedish film of the year, 'Lilja 4-ever' and 'Everyone Loves Alice' - winner of the 'Best European Film' award at the 2002 Hollywood Film Festival in October. Five Sonet produced and/or distributed movies in 2002 were nominated for a combined total of 17 Swedish Film Academy awards during the year.

Modern Studios reported net sales of SEK 183 (161) million for the fourth quarter and SEK 602 (627) million for the full year. The Business area reported operating income of SEK 22 (24) million for the fourth quarter and SEK 58 (79) million for the full year.

TV-Shop
The TV-Shop business area comprises TV-Shop - Europe's largest TV home shopping channel, CDON - Scandinavia's second largest internet retailer of CDs, DVDs and electronic games, and ECL - the logistics and fulfilment company which operates in 15 countries in Europe.

TV-Shop reaches more than 100 million homes in Europe and includes the highly successful 24-hour a day shopping channel 'PIN24' in the UK, Germany, Austria, Switzerland and Scandinavia. The company has been turned around from an operating loss of nearly SEK 40 million in 2001 to an operating loss of SEK 5 million in 2002. This was achieved through a programme of strict cost control, including the renegotiation of airtime contracts, and a thorough analysis of the product portfolio to ensure the implementation of strict per item margin requirements.

CDON continued its very strong development, with revenues up by 69% in the full year and by 120% in the fourth quarter. The company has established strong brand recognition in Sweden through successful marketing campaigns and consistently high levels of repeat ordering by a loyal customer base. CDON almost doubled its weekly sales volumes during the fourth quarter, and reported operating income of SEK 6 (0) million in the fourth quarter and SEK 10 (-6) million for the full year.

The business area reported net sales of SEK 189 (191) million for the fourth quarter and SEK 671 (755) million for the full year, and operating income of SEK 2 (-3) million for the fourth quarter and SEK 12 (-33) million for the full year.

SDI Media
SDI Media operates in 19 countries around the world and is the global market leader in the field of translating, subtitling and dubbing for TV, Video, Film and DVD. SDI has a more than 60% share of the worldwide DVD feature subtitling market, and contracts with all of the major Hollywood Studios as well as international TV channels such as The Discovery Channel.

SDI's operating margin increased to 15% (14%) in the fourth quarter, as DVD subtitling represented 48% (45%) of sales. SDI subtitled the DVD releases of blockbuster movies including 'Spiderman', 'Minority Report', and 'Men In Black II' into 32 languages in 2002.

SDI reported net sales of SEK 93 (109) million for the fourth quarter and SEK 379 (397) million for the full year, and operating income of SEK 14 (15) million for the fourth quarter and SEK 54 (42) million for the full year.

New Media
New Media consists principally of MTG's teletext operations in Scandinavia and Spain, and is operationally integrated with Viasat Broadcasting. Operating results for the business area also include MTG's 50% share in the Nordic operations of Internet portal Everyday.com.

Net sales for the fully owned operations were up by 11% in 2002, whilst operating profits increased to SEK 42 (11) million for the full year, reflecting a significant improvement in operating margin to 47% for the fourth quarter. The Spanish teletext operations continued their expansion during the year and now provide teletext pages and services for 14 TV channels in Spain. As previously reported, Everyday.com has been downsized during the year, which is reflected in the improvement of operating losses to SEK-15 (-57) million for the year and SEK -2 (-12) million for the fourth quarter.

The business area as a whole reported net sales of SEK 24 (36) million for the fourth quarter and SEK 103 (107) million for the full year, and operating income of SEK 9 (-18) million for the fourth quarter and SEK 22 (-70) million for the full year.

Radio
MTG Radio is the largest commercial radio operator in northern Europe, and owns or holds stakes in the leading commercial radio networks in Sweden (Rix FM), Norway (P4 Radio Hele Norge) and Finland (Radio Nova). These networks have a combined daily reach of 2.7 million listeners. The Group also fully owns the Star FM radio stations in Estonia and Latvia, and Power Hit Radio in Tallinn (Estonia). Following the acquisition of Lugna Favoriter at the beginning of 2002, MTG Radio now owns the two highest rated commercial radio stations in Stockholm as well as the number one station in Gothenburg.

The Swedish advertising market remained weak through the fourth quarter, but MTG Radio's revenues increased by 27% year on year for the full year and by 50% in the fourth quarter. MTG thereby significantly increased its market shares. MTG Radio stations in Sweden have a combined reach of 1.2 million daily listeners, with the RIX FM network reaching 779,000 daily listeners alone. Lugna Favoriter, which was launched in Gothenburg at the beginning of 2002, is already the City's largest commercial radio station, whilst Lugna Favoriter and Power Hit Radio have maintained their positions as the two largest stations in Stockholm, with a combined reach of 260,000 daily listeners. Rix FM's morning show 'Rix MorronZoo' is Sweden's most listened to radio programme with 462,500 listeners and won the industry's 'Best Swedish radio show' award in January 2003.

Star FM Estonia was consolidated in 2003, and the Baltic operations were all profitable in the fourth quarter.

The Norwegian government announced at the end of the quarter that it would not be renewing the country's only national commercial radio broadcasting license currently held by P4 Radio Hele Norge, which expires at the end of 2003. MTG owns 33% of P4 Radio, alongside a group of other international investors, and P4's shares are quoted on The Oslo Stock Exchange. MTG is fully supporting P4's appeal against this decision to both Norwegian and international authorities. MTG reported a positive share of earnings from P4 in the fourth quarter of SEK 7 million.

MTG Radio reported net sales of SEK 45 (30) million for the fourth quarter and SEK 157 (124) million for the full year, and operating income of SEK 5 (0) million for the fourth quarter and SEK -31 (13) million for the full year.

Publishing
MTG announced the closure of the monthly current affairs magazine 'Moderna Tider' and the monthly business magazine 'Kapital' during the fourth quarter because the operations were not expected to reach profitability in the foreseeable future. After the end of the year, MTG also announced the closure of its Swedish daily financial newspaper, Finans Vision, because the paper was not performing according to expectations and had not achieved its readership and advertising sales growth targets.

The remaining companies within the Publishing division, principally comprising the successful Brombergs publishing house, are profitable and will be moved into other business areas once the closure of Finans Vision is completed.

The Publishing business area reported net sales of SEK 38 (49) million for the fourth quarter and SEK 134 (177) million for the full year, and operating income of SEK -31 (-24) million for the fourth quarter and SEK -102 (-69) million for the full year. As previously announced, the closure of Finans Vision has resulted in a provision during the fourth quarter, which includes the writing off of goodwill. The provision is included in the non-recurring costs of SEK 126 million in the fourth quarter. In addition, a proportion of the closure costs, relating to employee salary and other payments, will be expensed in 2003 in accordance with accounting best practise.


FINANCIAL REVIEW

The Group reported net sales of SEK 6,023 (6,402) million for the full year and SEK 1,730 (1,852) million for the fourth quarter.

The Group's depreciation and amortisation for the full year and fourth quarter totalled SEK 287 (236) million and SEK 106 (64) million respectively.

The Group reported earnings before interest and tax of SEK 267 (360) million for the full year and SEK 66 (210) million for the fourth quarter, including non-recurring items of SEK 37 (-15) million for the full year and SEK -126 (-15) for the fourth quarter.

The non-recurring items comprise a capital gain of SEK 163 million arising from the sale of 1 million shares in TV4, a provision of SEK 96 million relating to the closure of Finans Vision and other smaller businesses and the writing off of goodwill as well as technology write downs in joint venture company Everyday.com, and SEK 30 million in costs for the sponsorship of the Victory Challenge syndicate's entry in the America's Cup match sailing competition.

Pre-tax profit fell to SEK 28 (250) million for the full year and to SEK -22
(239) million for the fourth quarter due in large part to unrealised net exchange losses of SEK 134 million. These unrealised losses arose mainly from the impact of the weakening US dollar on the translation of US dollar denominated loans to Metro International S.A. on MTG's balance sheet into Swedish Krona. These losses are included in the 'Net interest and other financial items' line of the accounts, which totalled -239 (-110) for the full year.

Earnings per share consequently totalled SEK -1.42 (1.70) for the fourth quarter and SEK -1.00 (1.82) for the full year.

Tax payments relate principally to operations in Norway and Denmark, Spain and the United States. MTG's deferred tax credits with no expiry total SEK 1.2 billion.

The Company complies fully with the Swedish Annual Accounts Act and recommendations issued by the Swedish Financial Accounting Standards Council, including RR20. The consolidated accounts have been prepared based on the same accounting principles as were applied for the previous 2001 annual report.

Cash flow
The Group generated SEK 345 million of operating free cash flow for the full year, compared to SEK -78 million for 2001. The positive change in working capital was SEK 93 million, compared to negative SEK 420 million in 2001.

The Group's capital expenditure during the year totalled SEK 98 (106) million. MTG sold shares in TV4 for SEK 204 million and invested SEK 204 million in an issue of convertible notes issued by former subsidiary Metro International SA, the international publishing group. MTG also invested SEK 277 (161) million in shares, including the acquisition of a 37% equity stake in StoryFirst.

Equity/assets ratio
The Group's equity to assets ratio was 49% (44%) at 31 December 2002. The ratio is defined as the sum of consolidated equity and minority interests, including the (euro) 120 million of subordinated convertible debentures, as a percentage of total assets.

The Group holds minority interests in TV4 AB and P4 Radio Hele Norge ASA, as well as shares in, and loans to, Metro International S.A. These holdings are treated as fixed assets and have a combined book value of SEK 640 (576) million. The aggregate market value of these securities amounted to SEK 812 (1,825) million at 31 December 2002, giving rise to a net surplus value of SEK 172 million. The TV4 shares accounts for a surplus to book value of SEK 253 million, whilst the book value of the Metro shares was at a discount to the market value at 31 December 2002 of SEK 72 million. The P4 shares continue to be accounted for as MTG's equity share, and the market value as at 31 December 2002 was at a discount of SEK 9 million to the book value.

Liquid funds
The Group's liquid funds, including available credit facilities, amounted to SEK 576 (828) million at 31 December 2002.

Net debt
The Group's net debt amounted to SEK 811 (889) million at the close of the reporting period. The Group's net debt is defined as interest-bearing liabilities, including the (euro) 120 million subordinated convertible debentures, less interest-bearing assets.

Parent company
The parent company reported net sales of SEK 105 (64) million for the full year, principally relating to charges to group companies. Profit before tax totalled SEK 161 (168) million, of which net financial revenue and expense accounted for SEK 300 (256) million. MTG's financial policy includes the provision of a central cash pool to support the operating companies. The Parent company invested capital expenditure of SEK 3 million during the year.


OTHER INFORMATION

MTG's financial results for the first quarter ended 31 March 2003 will be released on 24 April 2003.

MTG's annual report will be distributed to shareholders and made available at the Group's head office at Skeppsbron 18, Box 2094, 103 13 Stockholm.

The annual general meeting of shareholders will be held on Thursday 15 May 2003 at 9.30am at Gamla Stans Bryggeri, Tullhus 2, Skeppsbrokajen in Stockholm.

This interim report has not been subject to review by the Company's auditors.



Stockholm, 12 February 2003
The Board of Directors of Modern Times Group MTG AB


For further information, please visit www.mtg.se, email info@mtg.se, or contact:
Hans-Holger Albrecht, President & CEO                tel: +46 (0) 8 562 000 50
Mia Brunell, Chief Financial Officer                 tel: +46 (0) 8 562 000 50
Matthew Hooper, Investor & Press Relations           tel: +44 (0) 20 7321 5010

CONSOLIDATED STATEMENT OF PROFIT & LOSS (MSEK)                 2002        2001        2002        2001
                                                            Oct-Dec     Oct-Dec     Jan-Dec     Jan-Dec
Net sales                                                     1 730       1 852       6 023       6 402
Cost of goods and services                                   -1 078      -1 081      -3 940      -4 104
--------------------------------------------------------------------------------------------------------
Gross income                                                    652         771       2 083       2 298

Selling, administrative, research and
development expenses                                           -481        -506      -1 710      -1 745
Other operating revenues                                          3           8          15          21
Other operating expenses                                        -11         -52        -154        -224
Share of earnings in TV4                                          -          12         -18          59
Share of earnings in other associated companies                  29          -8          14         -34

Non-recurring items
Closures/write offs                                             -96           -         -96           -
Viasat Digital Project                                            -         -15           -         -15
Victory Challenge sponsorship costs                             -30           -         -30           -
Income from sale of shares in TV4                                 -           -         163           -
--------------------------------------------------------------------------------------------------------
Operating income (EBIT)                                          66         210         267         360

Net interest and other financial items                          -64          11        -207         -43
--------------------------------------------------------------------------------------------------------
Profit after net interest and other financial items
(excluding interest on convertible debentures)                    2         221          60         317

Unrealised exchange rate gains/losses relating to
convertible debentures                                           -7          33          28         -34
Interest on convertible debentures                              -17         -15         -60         -33
--------------------------------------------------------------------------------------------------------
Profit before tax                                               -22         239          28         250

Taxes                                                           -65        -126         -92        -132
Minority interests                                               -7           0          -3           3
--------------------------------------------------------------------------------------------------------
Profit after tax                                                -94         113         -67         121

Shares outstanding at quarter-end excl. convertible
debentures and options                                   66.375.156  66.375.156  66.375.156  66.375.156
Shares outstanding at quarter-end incl. convertible
debentures and options*                                  66.375.156  66.375.156  66.375.156  66.375.156
Basic average number of shares outstanding               66.375.156  66.375.156  66.375.156  66.375.156
Fully diluted number of shares outstanding*              66.375.156  66.375.156  66.375.156  66.375.156

Basic earnings per share (SEK)                                -1.42        1.70       -1.00        1.82
Fully diluted earnings per share (SEK)*                       -1.42        1.70       -1.00        1.82

* The Group has issued convertible debenture loans that may be converted into
2.790.994 new class B-shares, and share options that may be converted into
2.052.840 new class B-shares. These have not been included in the dilution as the conversion price is significantly higher than the market price as at 31 December 2002.

REVIEW BY BUSINESS AREA (MSEK)              2002      2001      2002      2001
                                         Oct-Dec   Oct-Dec   Jan-Dec   Jan-Dec

Net sales by business area
Viasat Broadcasting                        1 252     1 392     4 353     4 553
New Media                                     24        36       103       107
Radio                                         45        30       157       124
Publishing                                    38        49       134       177
TV-Shop                                      189       191       671       755
SDI Media                                     93       109       379       397
Modern Studios                               183       161       602       627
Parent company and other companies            25        31       123       110
Eliminations                                -119      -147      -499      -448
-------------------------------------------------------------------------------
                                            1730     1 852     6 023     6 402
-------------------------------------------------------------------------------

Operating income by business area
Viasat Broadcasting                          217       248       408       478
Shares of earnings in TV4                      0        12       -18        59
New Media                                      9       -18        22       -70
Radio                                          5         0       -31        13
Publishing                                   -31       -24      -102       -69
TV-Shop                                        2        -3        12       -33
SDI Media                                     14        15        54        42
Modern Studios                                22        24        58        79
Parent company and other companies           -44       -27      -163      -112
Eliminations                                  -2        -2       -10       -12
-------------------------------------------------------------------------------
                                             192       225       230       375
-------------------------------------------------------------------------------
Non-recurring items                         -126       -15        37       -15
-------------------------------------------------------------------------------
                                              66       210       267       360
-------------------------------------------------------------------------------

CONSOLIDATED BALANCE SHEET (MSEK)                     2002-12-31     2001-12-31

Non-current Assets
Capitalized development expenses                              39             62
Beneficial rights                                            297            310
Goodwill                                                     950          1 033
Machinery and equipment                                      213            253
Shares and participations                                    527            406
Long term receivables                                      1 041          1 045
--------------------------------------------------------------------------------
                                                           3 067          3 109

Current assets
Inventory                                                  1 384          1 725
Current receivables                                        1 430          1 852
Cash, cash equivalents and short term investments
                                                             301            255
--------------------------------------------------------------------------------
                                                           3 115          3 832
--------------------------------------------------------------------------------
Total assets                                               6 182          6 941
--------------------------------------------------------------------------------

Shareholders' equity
Restricted equity                                          1 834          1 733
Non-restricted equity                                         51            215
--------------------------------------------------------------------------------
                                                           1 885          1 948

Minority equity interests                                     16              5

Provisions                                                   171            132

Long term liabilities
Convertible debenture loans due 2006                       1 103          1 130
Other interest bearing liabilities                           432            361
Non-interest bearing liabilities                              30             27
--------------------------------------------------------------------------------
                                                           1 565          1 518

Current liabilities
Other interest bearing liabilities                           227            350
Non-interest bearing liabilities                           2 318          2 988
--------------------------------------------------------------------------------
                                                           2 545          3 338
--------------------------------------------------------------------------------
Total shareholders' equity and liabilities                 6 182          6 941
--------------------------------------------------------------------------------

CONSOLIDATED STATEMENT OF CASH FLOWS                       2002      2001      2002      2001
                                                        Oct-Dec   Oct-Dec   Jan-Dec   Jan-Dec
Net income for the period                                   -94       113       -67       121
Adjustments to reconcile net income to net cash
provided by operations                                      133        34       319       221
Changes in working capital                                  182       -14        93      -420
----------------------------------------------------------------------------------------------
Net cash flow from operations                               221       133       345       -78

Investments in shares in subsidiaries and associates          4       -85      -277      -161
Proceeds from sale of shares in associates                    -         -       204         -
Other investments in shares and securities                    -         -      -204         -
Investments in other non-current assets                     -29       -30       -98      -106
Other cash flow from investing activities                     2         1        35        49
----------------------------------------------------------------------------------------------
Cash flow to investing activities                           -23      -114      -340      -218

Cash flow from/to financing activities                     -205        52        40       259

----------------------------------------------------------------------------------------------
Net change in cash and cash equivalents for the period       -7        71        45       -37
----------------------------------------------------------------------------------------------



RECONCILIATION OF SHAREHOLDERS' EQUITY              Share   Restricted   Non-restricted   Total
(MSEK)                                            capital     Reserves         reserves

Closing balance at 31 December, 2001                 332       1 401             215      1 948
Net result for January-December 2002                                             -67        -67
Currency translation differences                                                   4          4
Transfer between restricted and non-restricted
reserves                                                         101            -101          0
------------------------------------------------------------------------------------------------
Closing balance at 31 December, 2002                 332       1 502              51      1 885

Modern Times Group MTG AB

                                           Q1       Q2       Q3      Q4     Total       Q1       Q2      Q3      Q4    Total
Net sales (SEK million)                  2001     2001     2001    2001      2001     2002     2002    2002    2002     2002
-----------------------------------------------------------------------------------------------------------------------------
Viasat Broadcasting*
TV3 Scandinavia                         517.1    603.3    406.5   638.9   2,165.8    422.2    492.4   393.5   584.5  1,892.6
TV3 Baltics                              14.3     38.8     21.5    49.6     124.2     43.3     61.1    20.5    79.6    225.9
ZTV                                      25.7     24.0     19.4    32.3     101.4     22.1     26.4    20.5    32.1    101.1
ZTV Norway                                0.7      0.8      0.8     1.1       3.4      1.7      3.0     2.9     3.9     11.5
3+                                       55.5     60.2     56.9    77.9     250.5     54.7     62.5    59.9    68.5    245.6
Viasat3 Hungary                           0.3      1.0      1.2     1.8       4.4      1.9      3.4     1.8     4.7     11.7
DTV                                       0.0      0.1      0.3     0.7       1.1      0.7      5.0     5.2     6.8     17.8
Viasat                                  461.2    487.8    517.8   657.8   2,124.6    515.3    514.6   489.8   521.0  2,040.8
TV1000                                  166.8    174.5    193.1   203.8     738.3    191.1    190.5   191.2   195.4    768.2
TV6                                      16.8     16.7     15.4    17.6      66.4     14.0     11.8    12.8    12.2     50.8
Viasat Sport (SE-DK)                      3.4      4.6      4.6     4.3      16.9     12.0     14.3    14.5    11.3     52.2
Viasat Explorer                           0.0      0.0      0.0     0.0       0.0      1.7      1.7     1.7     1.7      6.8
TV8**                                     6.0      3.7      4.4     4.5      18.6      6.0      5.1     4.8     4.1     20.0
Other and eliminations                 -239.1   -263.6   -261.3  -299.4  -1,063.5   -282.6   -251.3  -284.6  -273.3 -1,091.8
                                    -----------------------------------------------------------------------------------------
                                      1,028.7  1,152.0    980.7 1,390.8   4,552.2  1,004.2  1,140.5   955.9 1,252.6  4,353.3
-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------
New Media
Established business                     20.8     18.9     25.9    24.2      89.7     25.3     25.7    24.6    23.6     99.3
New business                              0.0      3.3      2.3    11.6      17.2      4.0      0.3     0.0     0.0      4.3
                                    -----------------------------------------------------------------------------------------
                                         20.8     22.2     28.1    35.8     107.0     29.3     26.0    24.6    23.6    103.5
-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------
Radio
Rix/Power/Lugna Favoriter                29.8     36.0     24.5    28.5     118.9     30.2     40.7    33.5    42.1    146.5
Star FM Latvia                            0.0      2.0      1.6     1.5       5.1      1.1      1.5     1.5     1.4      5.4
Star FM /Power Estonia                    0.0      0.0      0.0     0.0       0.0      0.8      1.8     1.2     1.6      5.3
                                    -----------------------------------------------------------------------------------------
                                         29.8     38.0     26.1    30.0     124.0     32.0     44.0    36.3    45.0    157.3
-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------
Publishing
FinansVision                             40.2     42.9     27.7    41.2     152.0     27.3     26.4    16.3    20.7     90.7
Other and eliminations                    7.0      4.6      5.5     8.2      25.3      5.9     10.6     9.6    17.2     43.3
                                    -----------------------------------------------------------------------------------------
                                         47.2     47.4     33.2    49.4     177.3     33.2     37.0    25.8    38.0    134.0
-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------
TV-Shop
TV-Shop                                 149.0    135.0    110.6   133.1     527.7    114.8     98.4    96.0   114.0    423.2
Internet Retailing                       19.0     18.8     27.9    27.1      92.7     29.7     29.9    37.2    59.7    156.4
e-Commerce Logistics                     80.1     58.2     48.8    53.8     240.9     45.8     41.8    41.2    42.2    171.0
                                                                                                                       -79.9
Other and eliminations                  -36.5    -23.4    -23.9   -22.4    -106.2    -19.7    -17.2   -16.3   -26.7      670
                                    -----------------------------------------------------------------------------------------
                                        211.6    188.5    163.4   191.6     755.1    170.6    152.9   158.1   189.1    670.7
-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------
SDI Media                                83.7     95.6    108.5   109.5     397.2     90.1    102.2    93.7    92.9    378.9
-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------
Modern Studios
Strix Television                         82.4     90.4     93.6    97.7     364.1     75.0     92.6    82.0   109.9    359.6
Sonet Film                               36.8     25.6     22.5    30.8     115.7     19.6      6.3    31.9    40.9     98.7
Modern Entertainment                     25.0     20.2     16.2    18.7      80.2     17.7     12.6    21.0    17.6     68.9
New Business                              2.4      6.1      5.3     7.1      20.9      6.9     14.4     6.9     8.1     36.2
Other and eliminations                   25.1      9.6      4.3     7.1      46.1     17.7     10.8     3.4     6.6     38.5
                                    -----------------------------------------------------------------------------------------
                                        171.8    151.9    141.9   161.4     626.9    136.9    136.7   145.1   183.1    601.9
-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------
Parent company and other companies       24.8     27.7     27.0    30.8     110.2     26.4     17.7    54.2    24.5    122.7
-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------
Eliminations                           -110.3    -96.2    -93.7  -147.7    -447.6   -105.8   -151.5  -112.6  -119.1   -499.0
-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------
Group total                           1,508.0  1,627.0  1,415.4 1,851.7   6,402.1  1,416.7  1,505.5  1371,2 1,729.8  6,023.2
-----------------------------------------------------------------------------------------------------------------------------

* Note! 2001 revenues for Pay-TV channels have been re-stated to reflect the 2002 structure with no impact on total sales.
There is no EBITDA or EBIT impact of the re-statement.
** TV8 has been moved from Publishing to Broadcasting and historical figures have been re-stated accordingly

EBITDA                                      Q1      Q2       Q3       Q4     Total       Q1      Q2       Q3      Q4   Total
(SEK million)                             2001    2001     2001     2001      2001     2002    2002     2002    2002    2002
-----------------------------------------------------------------------------------------------------------------------------
Viasat Broadcasting
TV3 Scandinavia                          100.4   127.1     26.6    182.2     436.3     57.1    19.7    -32.3    71.8   116.3
TV3 Baltics                               -9.3     1.7     -5.9     13.1      -0.4      1.4    18.3      0.7    33.3    53.7
ZTV                                        2.5     1.7     -1.7      9.1      11.5      0.1     3.5     -1.7     7.3     9.1
ZTV Norway                                -9.1    -9.1     -8.5     -8.2     -34.9     -8.3    -7.0     -7.2    -6.2   -28.7
3+                                         4.4     7.2      6.7     16.8      35.2      5.0    14.6      3.4    16.3    39.2
Viasat3 Hungary                          -11.5   -22.9    -13.0     -9.5     -56.9    -14.8   -11.5    -12.7   -14.8   -53.8
DTV                                        0.0    -1.5     -5.7     -7.0     -14.2     -9.4    -7.9     -8.0    -6.1   -31.4
Viasat                                    53.4    62.2     54.7     65.5     235.7     55.3    60.6     65.3    60.2   241.3
TV1000                                    -9.3    -8.4    -21.7     13.0     -26.4     14.9    35.3     29.7    68.4   148.3
TV6                                        4.3     8.3      9.0     13.1      34.7      6.6    10.2      7.5    11.1    35.4
Viasat Sport (SE+DK)                      -4.6    -0.9     -2.5     -2.0     -10.0     -0.5    -1.1      1.8    -1.3    -1.1
Viasat Explorer                            0.0     0.0      0.0      0.0       0.0      0.0    -0.1     -0.1     0.0    -0.2
TV8                                       -1.6    -2.8     -2.5     -2.9      -9.9     -1.1    -2.3     -2.0    -3.1    -8.5
Other and eliminations                     0.0    -0.1     -0.1      1.7       1.5     -1.4    -1.3     -1.9     4.4    -0.2
Associated companies                       0.0     0.0      0.0      0.0       0.0      0.0    13.5     -0.7    13.5    26.3
                                     ----------------------------------------------------------------------------------------
                                         119.7   162.6     35.3    284.8     602.4    104.9   144.3     41.8   254.8   545.7
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------
TV4
Sale of TV4 shares                         0.0     0.0      0.0      0.0       0.0      0.0   162.9      0.0     0.0   162.9
Share of earnings TV4                     -5.3    43.0      9.7     11.8      59.3     -5.1   -13.0      0.0     0.0   -18.1
                                     ----------------------------------------------------------------------------------------
                                          -5.3    43.0      9.7     11.8      59.3     -5.1   149.9      0.0     0.0   144.8
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------
Viasat digital project                     0.0     0.0      0.0    -15.0     -15.0      0.0     0.0      0.0     0.0     0.0
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------
New Media
Established business                       1.5    -2.1     10.3      3.0      12.7      9.9    12.2     10.7    11.8    44.6
New business                              -0.4    -9.3     -5.7     -9.6     -25.0     -6.3     0.4      0.5    -0.1    -5.5
Associated companies                     -16.0   -20.5     -8.9    -11.5     -56.9     -6.6    -4.3     -1.5    -2.5   -14.8
                                     ----------------------------------------------------------------------------------------
                                         -14.9   -31.9     -4.3    -18.1     -69.2     -2.9     8.3      9.6     9.2    24.2
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------
Radio
Rix/Power/Lugna Favoriter                 -0.1     0.1     -3.6     -3.8      -7.3     -4.5    -4.0     -6.0    -1.5   -16.0
Star FM Latvia                             0.0    -0.6      0.4      0.4       0.2      0.0     0.3      0.4     0.4     1.1
Star FM/Power Estonia                      0.0     0.0      0.0      0.0       0.0     -0.2    -0.1     -0.2     0.2    -0.4
Associated companies                       3.1     8.0      8.9      2.9      22.9     -6.6   -11.5     -0.8     7.3   -11.6
                                     ----------------------------------------------------------------------------------------
                                           3.1     7.4      5.7     -0.4      15.8    -11.4   -15.3     -6.5     6.5   -26.8
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------
Publishing
FinansVision                              -6.2    -8.9    -15.5    -18.7     -49.3    -20.3   -18.2    -18.2   -31.1   -87.8
Other                                     -2.7    -2.8     -1.5     -3.1     -10.1     -2.9    -3.7     -0.3     2.8    -4.1
Eliminations                               0.0     0.0      0.0      0.2       0.2      0.0     0.0      0.0     0.0     0.0
                                     ----------------------------------------------------------------------------------------
                                          -8.8   -11.7    -17.1    -21.7     -59.2    -23.3   -21.8    -18.5   -28.3   -91.9
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------
TV-Shop
TV-Shop                                    1.5    -9.3    -23.7     -0.8     -32.3      4.2     0.4     -5.7    -2.3    -3.5
Internet Retailing                        -2.8    -3.7      0.3      0.2      -6.1      0.8     0.7      3.1     5.7    10.3
e-Commerce Logistics                      14.1     7.2     -0.7      0.6      21.3      5.9     6.7      5.2     3.3    21.1
Other and eliminations                     1.0     1.8      0.6      2.0       5.4      1.2     0.8     -0.5    -1.5    -0.1
                                     ----------------------------------------------------------------------------------------
                                          13.8    -4.0    -23.5      2.0     -11.7     12.0     8.6      2.1     5.1    27.9
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------
SDI Media                                  9.0    11.4     17.3     19.5      57.2     12.1    18.1     19.7    17.4    67.2
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------
Modern Studios
Strix Television                          10.8    23.1     22.6     23.3      79.8     13.2    16.6     14.5    16.9    61.2
Sonet Film                                 7.7    -2.5      0.1      8.1      13.3     -1.5    -5.6      9.4    10.3    12.6
Modern Entertainment                      11.8     5.9      7.8      8.0      33.4      7.4     1.4     10.0     7.0    25.7
New Business                               0.0     0.2     -0.6     -5.2      -5.6     -0.7    -1.6      2.6     1.0     1.3
Other and eliminations                    -0.2    -0.6     -2.1      1.1      -1.8      1.1     2.0     -0.9    -0.7     1.5
                                     ----------------------------------------------------------------------------------------
                                          30.0    26.1     27.8     35.2     119.2     19.5    12.8     35.6    34.4   102.4
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------
Parent company and other companies       -25.1   -27.4    -25.7    -24.5    -102.6    -22.9   -43.1    -46.7   -42.1  -154.7
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------
Non-recurring items/close-down costs       0.0     0.0      0.0      0.0       0.0      0.0     0.0      0.0   -85.1   -85.1
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------
Eliminations                               0.0     0.0      0.0      0.0       0.0      0.0     0.0      0.0     0.0     0.0
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------
Group total                              121.6   175.5     25.4    273.6     596.1     83.1   261.7     37.1   171.8   553.8
-----------------------------------------------------------------------------------------------------------------------------

Operating income, EBIT                      Q1      Q2       Q3       Q4     Total       Q1      Q2       Q3      Q4   Total
(SEK million)                             2001    2001     2001     2001      2001     2002    2002     2002    2002    2002
-----------------------------------------------------------------------------------------------------------------------------
Viasat Broadcasting
TV3 Scandinavia                           93.3   120.0     22.1    166.4     401.9     45.9    16.3    -37.6    63.7    88.3
TV3 Baltics                               -9.6    -4.0     -5.3     16.3      -2.5      0.9    11.3     -2.8    29.8    39.2
ZTV                                        2.5     1.7     -1.7      9.1      11.5      0.1     3.5     -1.7     7.3     9.1
ZTV Norway                                -9.1    -9.1     -8.5     -8.2     -34.9     -8.3    -7.0     -7.2    -6.2   -28.7
3+                                         4.4     7.2      6.7     16.8      35.2      5.0    14.6      3.4    16.3    39.2
Viasat3 Hungary                          -11.9   -23.3    -13.4    -10.1     -58.6    -16.4   -11.4    -13.2   -15.4   -56.4
DTV                                        0.0    -1.7     -6.4     -7.5     -15.7    -10.0    -8.7     -8.7    -6.6   -34.0
Viasat                                    49.7    60.0     51.5     58.6     219.9     50.7    56.2     61.0    52.8   220.6
TV1000                                   -19.8   -18.9    -32.1      2.6     -68.2      4.6    25.0     19.3    58.1   107.0
TV6                                        4.3     8.3      9.0     13.1      34.7      6.6    10.2      7.5    11.1    35.4
Viasat Sport (SE-DK)                      -4.6    -0.9     -2.5     -2.0     -10.0     -0.5    -1.1      1.8    -1.3    -1.1
Viasat Explorer                            0.0     0.0      0.0      0.0       0.0      0.0    -0.1     -0.1     0.0    -0.2
TV8                                       -2.4    -3.6     -3.3     -3.8     -13.1     -1.9    -2.5     -2.1    -3.3    -9.8
Other and eliminations                    -5.4    -5.7     -8.4     -2.7     -22.1     -7.7    -7.7     -8.8    -2.8   -27.0
Associated companies                       0.0     0.0      0.0      0.0       0.0      0.0    13.5     -0.7    13.5    26.3
                                     ----------------------------------------------------------------------------------------
                                          91.6   130.1      7.6    248.8     478.0     69.0   112.1     10.1   217.0   408.1
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------
TV4
Sale of TV4 shares                         0.0     0.0      0.0      0.0       0.0      0.0   162.9      0.0     0.0   162.9
Share of earnings TV4                     -5.3    43.0      9.7     11.8      59.3     -5.1   -13.0      0.0     0.0   -18.1
                                     ----------------------------------------------------------------------------------------
                                          -5.3    43.0      9.7     11.8      59.3     -5.1   149.9      0.0     0.0   144.8
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------
Viasat digital project                     0.0     0.0      0.0    -15.0     -15.0      0.0     0.0      0.0     0.0     0.0
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------
New Media
Established business                       1.3    -7.4     15.1      2.4      11.4      9.5    11.6     10.1    11.2    42.4
New business                              -0.5    -4.4    -11.1     -8.2     -24.1     -6.6     0.4      0.5     0.2    -5.5
--Associated companies                   -16.0   -20.5     -8.9    -11.5     -56.9     -6.6    -4.3     -1.5    -2.5   -14.8
                                     ----------------------------------------------------------------------------------------
                                         -15.2   -32.2     -4.9    -17.3     -69.6     -3.6     7.7      9.0     8.9    22.0
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------
Radio
Rix/Power/Lugna Favoriter                 -0.5    -0.3     -3.9     -3.5      -8.2     -4.8    -4.4     -6.3    -2.0   -17.4
Star FM Latvia                             0.0    -1.1      0.1     -0.5      -1.4     -0.1     0.2      0.4     0.3     0.7
Star FM /Power Estonia                     0.0     0.0      0.0      0.0       0.0     -0.3    -0.1     -0.3     0.2    -0.5
Eliminations                               0.0    -0.8     -0.4      0.4      -0.7     -0.5    -0.6     -0.6    -0.6    -2.2
Associated companies                       3.1     8.0      8.9      2.9      22.9     -6.6   -11.5     -0.8     7.3   -11.6
                                     ----------------------------------------------------------------------------------------
                                           2.7     5.8      4.7     -0.6      12.6    -12.2   -16.5     -7.6     5.3   -31.0
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------
Publishing
FinansVision                              -6.6    -9.5    -16.1    -19.3     -51.5    -20.9   -18.6    -18.6   -31.3   -89.3
Other                                     -2.7    -2.8     -1.6     -3.0     -10.0     -3.8    -2.9      0.2     2.1    -4.5
Eliminations                              -1.8    -1.8     -1.8     -1.8      -7.4     -1.2    -2.9     -2.7    -1.6    -8.4
                                     ----------------------------------------------------------------------------------------
                                         -11.1   -14.1    -19.5    -24.1     -68.9    -25.9   -24.4    -21.1   -30.8  -102.3
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------
TV-Shop
TV-Shop                                   -0.3   -11.1    -25.5     -2.3     -39.1      3.9     0.1     -6.1    -2.7    -4.8
Internet Retailing                        -2.8    -3.8      0.3      0.1      -6.2      0.8     0.7      3.1     5.7    10.2
e-Commerce Logistics                      12.0     4.9     -3.0     -1.6      12.2      3.6     4.4      2.8     2.1    12.9
Other and eliminations                    -0.3     0.4     -0.8      0.7       0.0     -0.5    -0.9     -2.2    -3.2    -6.7
                                     ----------------------------------------------------------------------------------------
                                           8.6    -9.5    -29.0     -3.1     -33.1      7.7     4.3     -2.3     1.9    11.6
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------
SDI Media                                  5.6     7.9     13.1     14.8      41.5      8.5    14.6     16.4    14.2    53.7
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------
Modern Studios
Strix Television                          10.6    22.9     22.4     23.1      79.1     13.0    16.5     14.4    16.8    60.6
Sonet Film                                 7.6    -2.6      0.0      8.1      13.0     -1.5    -5.7      9.4    10.2    12.4
Modern Entertainment                       5.7     1.1      3.5      1.1      11.4      1.0    -3.2      2.6    -1.3    -1.0
New Business                               0.0     0.2     -0.6     -5.3      -5.6     -0.7    -1.6      2.6     0.9     1.2
Other and eliminations                    -4.5    -4.4     -6.7     -3.0     -18.6     -3.0    -2.0     -4.9    -5.1   -15.0
                                     ----------------------------------------------------------------------------------------
                                          19.5    17.1     18.6     24.0      79.2      8.8     4.0     24.0    21.5    58.3
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------
Parent company and other companies       -27.0   -29.5    -27.8    -27.9    -112.1    -24.8   -44.9    -49.3   -44.1  -163.1
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------
Non-recurring items/close-down costs       0.0     0.0      0.0      0.0       0.0      0.0     0.0      0.0  -125.8  -125.8
-----------------------------------------------------------------------------------------------------------------------------
Eliminations                              -3.3    -3.3     -3.6     -1.9     -12.0     -2.4    -2.4     -2.4    -2.4    -9.6
-----------------------------------------------------------------------------------------------------------------------------
Group total                               66.0   115.3    -31.0    209.6     359.9     19.9   204.2    -23.2    65.8   266.7
-----------------------------------------------------------------------------------------------------------------------------

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934,the registrant has duly caused this report to be signed on its behalf by theundersigned, thereunto duly authorized.



MODERN TIMES GROUP MTG AB (publ)


                                           By: /s/ Hans-Holger Albrecht
                                           ----------------------------------
                                           Name: Hans-Holger Albrecht
                                           Title: CEO and Executive President of
                                           Modern Times Group MTG AB
                                           Dated: February 12, 2003